

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 10, 2009

VIA U.S. MAIL AND FAX (415) 645-4124

Mr. Kevin J. Yeaman
Chief Financial Officer
Dolby Laboratories Inc.
100 Potrero Avenue
San Francisco, CA 94103-4813

> **RE:** **Dolby Laboratories Inc.**
> **Form 10-K for the Fiscal Year Ended September 26, 2008**
> **Filed November 21, 2008**
> **File No. 1-32431**

Dear Mr. Yeaman:

We have reviewed your supplemental response letter dated February 24, 2009 as well as your filing and have the following comments. As noted in our comment letter dated February 10, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended September 26, 2008

Goodwill, page 47

1. Per your response to prior comment 1, you used market capitalization to test the reasonableness of your valuation under the income approach. Tell us if you continue to use market capitalization for the same purpose and how you bridge any discrepancy between your market capitalization and the fair values of your reporting units (if any). In this regard, we note a significant decline in your market capitalization. Additionally, please provide us your proposed disclosures with respect to the critical quantitative factors that were used in the valuation of your reporting units and their sensitivity to change in the near term and disclose them in your subsequent Form 10-Q. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information:

   a. Using dollars amounts or percentages, quantify by how much the fair value of each reporting unit exceeds its carrying value.

Mr. Kevin Yeaman
Dolby Laboratories, Inc.
March 10, 2009
Page 2

> b. Qualitatively and quantitatively describe the significant estimates and assumptions used in your valuation model to determine the fair value of your reporting units in your impairment analysis. For example, if you utilize the discounted cash flow approach, you should disclose at a minimum:
>
>> 1) the discount rates for each reporting unit and how those discount rates were determined,
>> 2) how cash flows were determined, including your assumed growth rates, period of assumed cash flows and determination of terminal value, and
>> 3) your consideration of any market risk premiums.
>
> c. Describe changes to the assumptions and methodologies, if any, since your annual impairment test. In addition, tell us how the assumptions in your most recent test were impacted by the current economic environment. For example, you should explain in detail how your discount rates reflect the market risk premiums that have been noted in the current equity and debt markets.
>
> d. Further, disclose the recent changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.
>
> e. In addition, if the fair value of any of your reporting units does not exceed its carrying value by a significant amount, provide a sensitivity analysis of your most recent impairment test assumptions for this reporting unit based upon reasonably likely changes.
>
> For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Product Sales, pages 49, 53
Product Sales Gross Margin, pages 50, 53

2. Refer to your response to prior comment 2. Disclose how you currently account for your collaboration agreement with Walt Disney Pictures and Television under which you deployed digital cinema servers in selected theatres throughout the US and why you believe that your accounting is appropriate.

Segment and Geographic Information page 88

3. We note your response to prior comment 4. Addressing how Consumer Licensing and Professional Products and Services are similar economically and in other respects, please provide us an analysis that supports your basis for aggregating them into a single reporting unit. Refer to paragraph 30 and footnote 20 of SFAS 142.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3351 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director